INVEST IN **FLOORLY**

Helping local brands become global businesses


Floorly
The best place to lease
a commercial space

floorly.com San Francisco CA

Software | Main Street | Y Combinator

LEAD INVESTOR

Alty Inc.

Alty has invested in a number of startups and companies from the FinTech and PropTech sectors in the past. Floorly is one of the best companies we have come across. They have a very strong and passionate team, and their technology is on a path to disrupting commercial real estate (something that nobody has done before). Moreover, the market is massive - a $6 billion yearly market opportunity. We fully support Floorly and their team and will participate in the future rounds as well!

Invested $50,000 this round

Highlights

1. $6 billion yearly market opportunity (please see pitch deck)
2. 20,000+ commercial properties in 3,000+ cities
3. Intellectual Property: 46 trademarks & 270k lines of code
4. Highly experienced and dedicated team
5. 75% of Gen-Z choose brick-and-mortar store instead of shopping online
6. Secured partnerships with the leading companies in the commercial real estate space
7. Headquartered in Silicon Valley

7. Headquartered in Silicon Valley

Our Team



Alex Kot CEO at Floorly

Successful entrepreneur and award winning UX/UI designer, responsible for defining Floorly's vision.

The disruption of commercial real estate industry is long overdue. Historically, potential tenants had to spend hundreds of hours researching and wasting valuable time just to get the basic information, such as availability and lease terms. We are making the industry more efficient in the era of e-commerce.



Yehor Litsov Chief Technology Officer at Floorly

Senior level coder who is very knowledgeable in backend and frontend frameworks.



Alice Noven Chief Marketing Officer at Floorly

Highly experienced in business development and marketing. Helped successfully launch and expand internationally number of startups in the Silicon Valley.

Pitch


Floorly
the art of commercial real estate leasing

Floorly Testimonials


03:21

Floorly Demo


Floorly


We help local brands
become global businesses
01:26

01.

Opportunity

The art of commercial real estate leasing

To survive - retailers need to adapt

The growth of e-commerce has not ended retail shopping centers, it has changed them.

Many retailers in malls have closed down and opened amidst growth of online retail. This has increased the need for transparent, efficient, and optimized commercial rental process. Floorly provides that service.

Transparent.

Efficient.

Optimized.

There is a challenge in the retail market


Retailers
(Tenants)
Want transparency
and save valuable time
Store Owner
(Landlords)
Want minimize vacancy rate
and sign longest lease term

The mall market is abound with opportunity


Annual tenant changes
3 mln
Vacancy rate
9.3%
Shopping malls
120,000
GLA
8 bln SF
Vacant retail spaces
1.2 mln
Empty space
750 mln SF

E-Commerce oriented approach is no longer an uncontested option - 75% of Gen Z choose brick-and-mortar store instead of shopping online

*Information relates to the US market and is taken from ICSC

Other platforms do not have the solution

- Limited functionality
- Painful experience with brokers
- Non-transparent rental process
- Time-consuming platforms
- Incomplete business models
- Outdated design
- No real-time inventory data

Floorly's solution


1
Select shopping mall
2
Discover vacant spaces
3
Analyze terms and competition
4
Submit online application
5
Manage leased space

Intuitive.

Fast.

Simple.

Efficient for shopping mall owners and tenants

Full rental experience
First and only closed loop platform
MO T

Transparency
Have full visibility into the rental process and competition
T

Online applications
Quick decision making process
MO T

Maximize profits
Receive higher offers from prospective tenants
MO

No spam	Quality leads	E-Sign contracts	On-time rent payments
All listings are current and verified	Minimize vacancy rate	Sign & store all rental agreements online	Flexible payment options
T	MO	MO T	MO T

MO – Mall owner T – Tenant

Industry exits

Floorly advantage:

- New approach to market pain points that current commercial platforms do not solve
- Completely reshaping leasing experience, making it more economical and productive

CoStarGroup
KNOTEL
THL Partners
CBRE
Zillow
COMPASS
Ten-X

$3.5B	Zillow	acquired	trulia
$3.0B	SilverLake	acquired	ZPG
$1.7B	THL Partners	acquired	Ten-X
$860M	CoStar Group	acquired	LoopNet
$414M	REA Group	acquired	iProperty.com
$385M	CoStar Group	acquired	ForRent
$355M	trulia	acquired	market leader.

02.

Floorly overview

The art of commercial real estate leasing

Corporate structure & IP


Investors
Floorly Inc.
Owns
Brands
Trademarks
IP


224 domains
Floorly platform
Intellectual property
46 trademarks
269,233 lines of code


Flexible revenue model
Tenants
Application fee
$59.99
per aplication
Agents
Agent fee
$24.99
monthly
per agent
Landlords
E-sign, rent collection & cloud data storage
$19.99
monthly per space
Commercial spaces (retail stores, malls & plazas)
$0.02
monthly per SF
Space promotion (30 days)
$99.99
per space
*Does not include revenue from other sources (such as sale of renters insurance, refinancing deals, etc.)


02
Floorly overview
$6 billion yearly market opportunity
Revenue from tenants:
3 mln
annual tenant changes
3 offers
yearly
59.99 USD
application fee
0.5 bln USD
Revenue from landlords:
8 bln
GLA (SF)
0.02 USD
monthly fee (per SF)
12 months
subscription
1.9 bln USD
12.8 mln
leasing spaces
19.99 USD
e-sign/ storage
12 months
subscription
3.1 bln USD
Revenue from agents:
2 mln
agents
24.99 USD
agent fee
12 months
subscription
0.6 bln USD
* Information for the US market.

Forward looking projections cannot be guaranteed.


03.
How it looks
The art of commercial real estate leasing


03.
How it looks
Main page
Floorly
Commercial
Malls
List a property
Log in
Sign up
The art of commercial real


estate leasing
Commercial
Malls
Enter city or mall name
Featured malls
Explore millions of square feet for lease in malls

03. How it looks

Search results


Commercial
Malls
Los Angeles, CA
Filters
34 malls
By relevance
Top
Sherman Oaks Galleria
12417 Ventura Blvd, Sherman Oaks, CA
The Rodeo Collection
Third Street Promenade
764 Wilshire Blvd, Santa Monica, CA
Weller Court
The Grenville Plaza
Sherman Oaks Galleria
Airport Plaza
Sunset Collection
Third Street Promenade
Search as I move the map

03. How it looks

Map navigation


Commercial
Malls
Search
Rented
Applications
Messages
List a property
Sherman Oaks Galleria
Mall overview
14 spaces available
Rate, SF/Yr
Type
Department store
Display area
Coffee shop
Food Court
Specialty
Line shop
Jewelry
Cinema
Mall overview
Opening date: October 2009
Developer: Douglas Emmett, Inc
Total spaces: 86
Total retail floor area: 283,000 SF
Parking: 1,900
Learn more on shermanoaksgalleria.com
$163 /SF/Yr
Newly renovated food court
Foodcourt
Available
Rented

03. How it looks

Detailed space information


Newly renovated food court
$163 /SF/Yr
Apply
Book an Appointment
Appointment
Space overview
Property manager
Lori Clark
Schedule tour
Request additional informa
Your message
Send


Price breakdown
Rate:
Utilities/Maintenance:
Deposit:

03. How it looks

Easy registration


Sign up
Sign up with Facebook
First name
Last name
Email
Password
Phone number
Linked accounts (optional)
Connect with Facebook
Change password
Save changes

03. How it looks

Auctioning technology


1. Your offer
2. Additional info
High demand
$171 /SF/Yr
Average price offer
See all applications
$170
Match highest
Beat highest
Security deposit
$9,750
Match highest
Beat highest
Next

03. How it looks

Transparent application process


Back to offer
Your offer
Security deposit
$9,750
Rate
$170 /SF/Yr
All applications
It's your chance. Make a good offer and grab this space.
Applicant #
Move-in date
Rent term
Deposit offer
Rate offer
Applicant #1
02/10/2019
2 years
$11,500
$180 /SF/Yr
Applicant #2
02/01/2020
6 years
$9,750
$170 /SF/Yr
Applicant #3
22/03/2020
5 years
$10,000
$168 /SF/Yr
Applicant #4
04/08/2019
2 years
$10,500
$157 /SF/Yr
Applicant #5
14/09/2019
1 year
$8,450
$155 /SF/Yr
Show more

03. How it looks

Detailed lease application

1. Your offer
2. Additional info



Personal Info
First name
Tony
Last name
Parker
Contacts
Email
parker@zara.com
Phone
+1 (213) 235 2255
Rent term
01/22/2020
3 years
Company
Zara
Marketing Director
zara.com
Business info
Contacts
Rent term
Documents
References

03. How it looks

Application management for tenants



Commercial
Malls
Search
Rented
Applications
Messages
List a property
Applications
Highest
Highest
Outbided
Sherman Oaks Galleria
GF-003
Your offer: $170 /SF/Yr
Next offer: $160 /SF/Yr
Sherman Oaks Galleria
GF-071
Your offer: $89 /SF/Yr
Next offer:$65 /SF/Yr
Weller Court
1-075
Your offer: $115 /SF/Yr
Next offer: $120 /SF/Yr
Matched
Third Street Promenade
GF-193

03. How it looks

Admin panel for managers



Search
Properties
Messages
GF-003
Sherman Oaks Galleria, Ground floor
Manage space
View listing
Edit space
Original rate
$163 /SF/Yr ($5,978 /Mo)
Listing status
Available
Tony Parker
Application details
Zara
$170 /SF/Yr
$6,233 /Mo (+$257)
Accepted
July Clark
Application details
Bershka
$180 /SF/Yr
$6,600 /Mo (+$624)
Respond
Kim Shaw
Application details
Saucony
$155 /SF/Yr
$5,683 /Mo (−$293)
Declined
Kyle Wheeler
Application details
Samsung
$168 /SF/Yr
$6,160 /Mo (+$184)
Respond
Mike Parks
Pull and Bear
$157 /SF/Yr
Respond

03. How it looks

Quick decision making



1. Application details
2. Confirmation
Tony Parker
Contact
Phone
+1 (213) 235 2255
Email
parker@zara.com
Documents
corporate.pdf
financials.pdf
GF-003
Sherman Oaks Galleria
$170 /SF/Yr
$6,233 /Mo (+$257)
Security deposit
$9,750
Expected move-in
01/22/2019
Lease term
3 years
Accept
Decline

Company

Company name	Zara
Role	Marketing Director
Company URL	zara.com

References